Exhibit 2

FOR IMMEDIATE RELEASE

Contacts:	Sandrine Ricard, Pernod Ricard USA
Tel: 914 539 4747

Pernod Ricard USA Comments on Completion of Allied Domecq Acquisition

Combination Vaults Pernod Ricard to the Forefront of the U.S. Market

Positions the Company to Compete for Top Rank

White Plains, July 26, 2005 – Pernod Ricard USA announced today that the completion of Pernod Ricard’s acquisition of Allied Domecq vaults Pernod Ricard USA to the forefront of the U.S. market, making Pernod Ricard USA the 3rd largest player by sales value and the 4th largest player by sales volume in the U.S.  The completed acquisition doubles the company’s sales volume and market share in the U.S., and complements the company’s strong portfolio of wine and spirits with the addition of key champagne, rum, cordial and liqueur brands including Kahlua®, Malibu®, Beefeater®, Mumm® and Perrier-Jouët™, and U.S. distribution rights for Stolichnaya® vodka.  With an enhanced portfolio, Pernod Ricard USA is well positioned to compete for top rank in the U.S. wine and spirits industry.

Under the final terms of the transaction, in the U.S., Allied Domecq will initially operate as a wholly owned subsidiary of Pernod Ricard SA for a scheduled duration to allow for the completion of the sale of the Allied Domecq brands to be acquired by Fortune Brands, including Canadian Club, Courvoisier, Sauza and Maker’s Mark (pending FTC approval).  Pernod Ricard USA has in place an integration schedule for the completion of the combination within a specific time frame, beginning immediately.

Michel Bord, President and CEO of Pernod Ricard USA, said, “This is an exciting and transformative combination for Pernod Ricard USA.  Bringing together these energetic and solidly performing industry leaders results in a stronger company with exciting growth opportunities in the U.S.  We are confident that Pernod Ricard USA will continue to be one of the most successful and fastest growing players in the U.S., with a superior brand portfolio as Pernod Ricard USA continues to move ahead in the U.S. market where just five years ago the company was ranked number 15.

Mr. Bord continued, “As a company with a remarkable track record of successful integration, we look forward to a smooth combination of our two companies.  The cultures of Pernod Ricard USA and Allied Domecq in the U.S. share a commitment to fostering entrepreneurship and innovation and to partnering with distributors to successfully grow brands.  Together we will continue to do what we do best:  seek and realize opportunities to add value to our portfolio of fine wine and spirits brands.

“We are excited about the many opportunities ahead for Pernod Ricard USA.  We also appreciate the dedication of Allied’s many talented employees, and will look to provide opportunities within our organization for those employees wherever possible.”

Pernod Ricard USA is an American producer and distributor of fine spirits and wine. The company produces Wild Turkey® Bourbon, Seagram’s Extra Dry Gin® and imports other premium brands such as Chivas Regal® Scotch whisky, The Glenlivet® Single Malt Scotch whisky, Jameson® Irish Whiskey, Martell™ Cognac, Jacob’s Creek® and Wyndham Estate® wines.   The company’s broad portfolio of brands also includes Kahlua, Malibu, Beefeater, Mumm, Perrier-Jouët, and U.S. distribution rights for Stolichnaya vodka.

For more information please visit the new www.pernod-ricard-usa.com.

###